WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

1001 Air Brake Avenue

Wilmerding, PA 15148

July 24, 2013

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Westinghouse Air Brake Technologies Corporation

Form 10-K for the Year Ended December 31, 2012

Filed February 22, 2013

File No. 033-90866

Dear Mr. Shenk:

We have reviewed the comments and recommendations of the Staff set forth in your letter dated July 11, 2013. On behalf of Westinghouse Air Brake Technologies Corporation, this letter will set forth our responses to the Staff’s comments. Note that all page numbers cited in our responses below refer to the page numbers in the Form 10-K filed with the SEC on February 22, 2013.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 19: Segement Information, page 84

1.	Refer to your response to prior comment 3. The response refers to revenues from aftermarket services. In this regard, we note that revenues for “remanufacturing, overhaul and build” appear to be generated from services performed and are in excess of 10% of total revenues for each year presented. Pursuant to Rule 5-03(b)1 and 2 of Regulation S-X, please separately present revenues from, and the associated costs of services, on the face of your statements of operations.

The revenue for “remanufacturing, overhaul and build” consist of revenues from original equipment manufactured products, combined manufactured products and services, and

Lyn Shenk

July 24, 2013

services. As disclosed in the footnote, the total remanufacturing, overhaul and build revenues for the year ended December 31, 2012 were $496,883,000, of which approximately 65% were related to aftermarket products and services and 35% were original equipment manufacturing consisting of the construction, build or manufacturing of locomotives and products used for other original equipment applications.

Virtually all of remanufacturing, overhaul and build revenues classified also as aftermarket products and services, consist of integrated manufacturing processes with tangible product and labor inputs, not unlike our normal manufacturing process. Examples of these types of revenues include retrofitting and overhauling locomotives and freight components, such as radiators or brake valves, that have reached the end of their useful life; refurbishing, upgrading and commissioning locomotives, freight cars and transit vehicles; and rebuilding traction motors for electric motor transit applications.

In these cases, our revenue is derived from obtaining used equipment from both our customers and third parties, replacing worn or unusable components with new or rebuilt components obtained from our manufacturing plants, and delivering a functioning product extending the useful life of our customer’s equipment. Especially in the cases of locomotives, or freight and transit cars, the life of the asset can be extended 10 to 15 years.

Revenues from services were approximately 1% of the total revenues from remanufacturing, overhaul and build for the year ended December 31, 2012. These activities consist of operations and maintenance (O&M) work for a rail or port yard to maintain or service a fleet of vehicles. We believe this would be immaterial for further disclosure.

As such, we believe we are in compliance with Rule 5-03(b)1 and 2 of Regulation S-X and do not need to separately present revenues from services, and the associated costs of services, on the face of our statement of operations as they are not in excess of 10% of total revenues. Prospectively, we will amend our disclosures to better describe our remanufacturing, overhaul and build revenues in future filings.

If you have any further questions or comments, please contact the undersigned at (412) 825-1317.

Sincerely,

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

/s/ Alvaro Garcia-Tunon Alvaro Garcia-Tunon

cc:	P. Dugan

D. Labate

D. DeNinno, Esq.